# S/A. FABRICA DE PRODUTOS ALIMENTICIOS "VIGOR"

**VINÍCIUS VIEIRA RAMOS**
Executive Vice President
Rua Joaquim Carlos 396
S.PAULO SP 03019-900
BRAZIL

Telefone: +55-11-6099 5813
Fax : +55-11-6292-9234
E-mail:vvr@vigor.com.br

São Paulo, 8th of December, 2003

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
Washington, D.C. 20549



**RE: S.A. Fábrica de Produtos Alimentícios Vigor**
**12g3-2(b) File No. 82-4870**
**CUSIP No. 78386Q102**
**SEC F-6 No. 33-09442**

Gentleman/Madam:

We are enclosing a copy of S.A. Fabrica de Produtos Alimenticios Vigor's 3rd Quarter 2003 Financial Results for your archives. We submit this information to you in order to maintain the exemption, persuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

As from nown onward, all Financial Reports of VIGOR (Quartely and Annual) will be forward to you.



Sincerely,

Vinícius Vieira Ramos

Encl.

Cc: Glorinete Laurentino
The Bank of New York

dlw 12/11

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION – CVM
ITR – QUARTERLY INFORMATION REPORT
COMPANY CLASSIFICATION: Commercial, Industrial and others
Base Date September 30, 2003 prepared in accord with Brazilian Corporate Legislation

03 DEC 11 AM 7:21

| |
|---|
| REGISTRATION WITH THE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) DOES NOT IMPLY THEY HAVE MADE ANY JUDGMENT UPON SUCH, AS MANAGEMENT IS RESPONSIBLE FOR THE VALIDITY OF THE INFORMATION |

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |
| 4. – NIRE<br>35300052315 | | |

## 1.02 – HEAD OFFICE

| 1. – ADDRESS | | | | 2. – DISTRICT |
|---|---|---|---|---|
| Rua Joaquim Carlos, 396 | | | | Belenzinho |
| 3. – CEP<br>03019-900 | 4 – MUNICIPALITY<br>São Paulo | | | 5. – STATE<br>SP |
| 6. – DDD<br>011 | 7. – TELEPHONE<br>6099-5655 | 8. – TELEPHONE<br>- | 9. – TELEPHONE<br>- | 10. – TELEX<br>62001 |
| 11. – DDD<br>011 | 12. – FAX<br>292 9234 | 13. – FAX<br>- | 14. – FAX<br>- | |
| 15. – E-MAIL<br>vvr@vigor.com.br | | | | |

## 1.03 – DIRECTOR OF INVESTOR RELATIONS (address for correspondence)

| 1. - NAME | | | | |
|---|---|---|---|---|
| Vinícius Vieira Ramos | | | | |
| 2. – ADDRESS<br>Rua Joaquim Carlos, 396 | | | 3. – DISTRICT<br>Belenzinho | |
| 4. – CEP<br>03019-900 | 5. – MUNICIPALITY<br>São Paulo | | | 6. – STATE<br>SP |
| 7. – DDD<br>011 | 8. – TELEPHONE<br>6099-5813 | 9. – TELEPHONE<br>- | 10. – TELEPHONE<br>- | 11. – TELEX<br>0 |
| 12. – DDD<br>011 | 13. – FAX<br>292 9234 | 14. – FAX<br>- | 15. – FAX<br>- | |
| 16. – E-MAIL<br>vvr@vigor.com.br | | | | |

## 1.04 – REFERENCE/AUDITOR

| CURRENT FISCAL YEAR | | CURRENT QUARTER | | | PREVIOUS QUARTER | | |
|---|---|---|---|---|---|---|---|
| 1. – START | 2. – END | 3. – No. | 4. – START | 5. – END | 6. – No. | 7. – START | 8. – END |
| Jan. 1/03 | Dec. 31/03 | 3 | July 1/03 | Sept. 30/03 | 2 | Apr. 1/03 | June. 30/03 |
| 9 – NAME/CORPORATION OF AUDITOR<br>Boucinhas & Campos Auditores Independentes S/C Ltda. | | | | | | 10 – CVM CODE<br>00319-0 | |
| 11 – NAME OF TECHNICIAN RESPONSIBLE<br>João Paulo Antonio Pompeo Conti | | | | | 12- CPF OF TECH. RESPONS.<br>024.837.268-87 | | |

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

## 1.05 – CAPITAL STOCK COMPOSITION

| NUMBER OF SHARES (000) | 1. – CURRENT QUARTER SEPT. 30/03 | 2. – PREVIOUS QUARTER JUNE 30 /03 | 3. – PREVIOUS YEAR QUARTER SEPT. 30/02 |
|---|---|---|---|
| Paid-in Capital | | | |
| 1. – Common | 95,950 | 95,950 | 95,950 |
| 2. – Preferred | 69,497 | 69,497 | 69,497 |
| 3. – Total | 165,447 | 165,447 | 165,447 |
| HELD IN THE TREASURY | | | |
| 4. – Common | 0 | 0 | 0 |
| 5. – Preferred | 0 | 0 | 0 |
| 5. – Total | 0 | 0 | 0 |

## 1.06 – COMPANY CHARACTERISTICS

| |
|---|
| **1. – TYPE OF COMPANY**<br>Corporation: Commercial, industrial, other |
| **2. – SITUATION**<br>Operating |
| **3. – NATURE OF SHARE CONTROL**<br>Private, Brazilian |
| **4. – ACTIVITY CODE**<br>1020000 - Food Products |
| **5. – MAIN ACTIVITY**<br>Dairy Products |
| **6. – TYPE OF CONSOLIDATION**<br>Total |
| **7. – TYPE OF AUDITOR'S REPORT**<br>Unqualified |

## 1.07 – COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

| 1. ITEM | 2. – CNPJ | 3. – CORPORATE NAME |
|---|---|---|

## 1.08 – SOURCE OF FUNDS APPROVED AND/OR DISTRIBUTED DURING AND AFTER QUARTER

| 1. – ITEM | 2. – EVENT | 3. – DATE | 4. – ACTION | 5. – START | 6. – TYPE | 7. – VALUE |
|---|---|---|---|---|---|---|

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

## 1.09 – PAID IN CAPITAL AND CAPITAL SUBSCRIPTION DURING CURRENT FISCAL YEAR

| 1. – ITEM | 2. – CHANGE DATE | 3. – CAPITAL STOCK VALUE (000 REAIS) | 4. – CHANGE VALUE (000 REAIS) | 5. – REASON FOR CHANGE | 7. – QUANTITY OF SHARES ISSUED (000) | 8 – SHARE ISSUE PRICE (REAIS) |
|---|---|---|---|---|---|---|

## 1.10 – DIRECTOR OF INVESTOR RELATIONS

| 1. – DATE | 2. – SIGNATURE |
|---|---|
| November 11, 2003 | |

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

## 2.01 – BALANCE SHEETS – ASSETS (Reais thousand)

| 1. - CODE | 2. - DESCRIPTION | 3.- SEPT. 30/03 | 4.- JUNE 30/03 |
|---|---|---|---|
| 1 | Total Assets | 561,460 | 551,358 |
| 1.01 | Current Assets | 103,498 | 90,770 |
| 1.01.01 | Cash and equivalents | 5,946 | 3,690 |
| 1.01.01.01 | Cash and banks | 4,868 | 1,831 |
| 1.01.01.02 | Short-term investments | 1,078 | 1,859 |
| 1.01.02 | Credits | 43,745 | 37,255 |
| 1.01.02.01 | Accounts receivable customers | 42,695 | 35,458 |
| 1.01.02.02 | Receivable from subsidiaries and affiliates | 3,225 | 3,428 |
| 1.01.02.03 | Dividends receivable | 0 | 518 |
| 1.01.02.04 | Allowance for doubtful accounts | (3,027) | (3,149) |
| 1.01.02.05 | Other credits | 852 | 1,000 |
| 1.01.03 | Inventory | 41,681 | 40,737 |
| 1.01.03.01 | Raw material | 772 | 1,137 |
| 1.01.03.02 | Finished Products | 34,604 | 32,566 |
| 1.01.03.03 | Stocks | 6,305 | 7,034 |
| 1.01.04 | Other | 12,126 | 9,088 |
| 1.01.04.01 | Prepaid expenses | 235 | 333 |
| 1.01.04.02 | Income and other taxes recoverable | 11,891 | 8,755 |
| 1.02. | Non-current assets | 176,015 | 176,552 |
| 1.02.01 | Sundry credits | 49,625 | 50,148 |
| 1.02.01.01 | Compulsory deposits and loans | 420 | 420 |
| 1.02.01.02 | Judicial deposits | 8,662 | 8,662 |
| 1.02.01.03 | Deferred income tax and social contribution | 40,543 | 41,066 |
| 1.02.02 | Credits with related parties | 126,390 | 126,404 |
| 1.02.02.01 | Credits with affiliates | 0 | 4,982 |
| 1.02.02.02 | Credits with subsidiaries | 126,390 | 121,422 |
| 1.02.02.03 | Credits with other associates | 0 | 0 |
| 1.02.03 | Other credits | 0 | 0 |
| 1.02.03.01 | Non-current investments | 0 | 0 |
| 1.03 | Permanent Assets | 281,947 | 284,036 |
| 1.03.01 | Investments | 111,049 | 104,012 |
| 1.03.01.01 | Investments in affiliates | 0 | 0 |
| 1.03.01.02 | Investments in subsidiaries | 94,072 | 87,035 |
| 1.03.01.02.01 | Companhia Leco de Produtos Alimentícios | 81,358 | 77,984 |
| 1.03.01.02.02 | Dan Vigor Ind. E Com. Laticínios Ltda. | 4,560 | 2,292 |
| 1.03.01.02.03 | Vigor Limited | 8,154 | 6,759 |
| 1.03.01.03 | Other investments | 16,977 | 16,977 |
| 1.03.01.03.01 | Land and buildings | 16,977 | 16,977 |

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

## 2.01 – BALANCE SHEETS – ASSETS (Reais thousand)

| 1. - CODE | 2. - DESCRIPTION | 3.- SEPT. 30/03 | 4.- JUNE 30/03 |
|---|---|---|---|
| 1.03.02 | Property, plant and equipment | 170,898 | 179,747 |
| 1.03.02.01 | Land | 36,909 | 41,525 |
| 1.03.02.02 | Buildings | 91,684 | 90,913 |
| 1.03.02.03 | Machinery | 18,679 | 19,525 |
| 1.03.02.04 | Installations and equipment | 6,275 | 6,641 |
| 1.03.02.05 | Vehicles | 2,584 | 2,757 |
| 1.03.02.06 | Construction in progress | 13,086 | 17,634 |
| 1.03.02.07 | Advances | 220 | 264 |
| 1.03.02.08 | Other permanent assets | 1,461 | 488 |
| 1.03.03 | Deferred charges | 0 | 277 |

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

## 2.02 – BALANCE SHEET – LIABILITIES (Reais thousand)

| 1. - CODE | 2. - DESCRIPTION | 3.- SEPT. 30/03 | 4.- JUNE 30/03 |
|---|---|---|---|
| 2 | Total liabilities | 561,460 | 551,358 |
| 2.01 | Current liabilities | 142,276 | 136,674 |
| 2.01.01 | Short-term loans and financing | 82,654 | 67,348 |
| 2.01.02 | Debentures payable in short-term | 0 | 0 |
| 2.01.03 | Accounts payable suppliers | 26,011 | 23,280 |
| 2.01.04 | Income and other taxes and contributions | 5,874 | 2,193 |
| 2.01.04.01 | ICMS (state value added tax) payable | 1,559 | 1,390 |
| 2.01.04.02 | PIS (social sales tax) payable | 130 | 0 |
| 2.01.04.03 | COFINS (payroll tax) payable | 1,079 | 0 |
| 2.01.04.04 | Income tax withheld payable | 172 | 153 |
| 2.01.04.05 | Provision for Income tax and soc. contrib. | 2,865 | 509 |
| 2.01.04.06 | Other | 69 | 141 |
| 2.01.05 | Dividends payable | 0 | 0 |
| 2.01.06 | Provisions | 5,092 | 3,801 |
| 2.01.06 01 | Provision for holidays | 3,085 | 2,995 |
| 2.01.06.02 | Provision for 13th month salary | 1,271 | 712 |
| 2.01.06.03 | Provision for swap losses | 736 | 94 |
| 2.01.07 | Debts with related parties | 0 | 0 |
| 2.01.08 | Other current liabilities | 22,645 | 40,052 |
| 2.01.08.01 | Salaries and social charges | 1,106 | 1,004 |
| 2.01.08.02 | Owed to subsidiaries and affiliates | 19,545 | 37,455 |
| 2.01.08.03 | Water, energy, rent, and freight payable | 1,465 | 1,127 |
| 2.01.08.04 | Other | 529 | 466 |
| 2.02 | Non-current liabilities | 271,009 | 268,473 |
| 2.02.01 | Loans and financing | 180,697 | 179,759 |
| 2.02.02 | Debentures | 0 | 0 |
| 2.02.03 | Provisions | 0 | 0 |
| 2.02.04 | Debts with related parties | 20,298 | 18,248 |
| 2.02.04.01 | Advance for capital increase – CM Ind. Com. | 20,298 | 18,248 |
| 2.02.05 | Other non-current liabilities | 70,104 | 70,466 |
| 2.02.05.01 | Contingency provision | 50,974 | 49,571 |
| 2.02.05.02 | Provision for deferred income taxes | 12,212 | 14,346 |
| 2.02.05.03 | Purchase of property plant and equipment | 3,411 | 3,721 |
| 2.02.05.04 | Taxes to be collected | 3,507 | 2,828 |
| 2.03 | Future income | 0 | 0 |
| 2.05 | Shareholders' equity | 148,175 | 146,211 |
| 2.05.01 | Paid-in capital stock | 81,000 | 81,000 |
| 2.05.01.01 | Subscribed capital | 81,000 | 81,000 |

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

## 2.02 – BALANCE SHEET – LIABILITIES (Reais thousand)

| 1. - CODE | 2. - DESCRIPTION | 3.- SEPT. 30/03 | 4.- JUNE 30/03 |
|---|---|---|---|
| 2.05.02 | Capital reserves | 20 | 20 |
| 2.05.02.01 | Monetary correction of capital | 0 | 0 |
| 2.05.02.02 | Fiscal incentive reserve | 20 | 20 |
| 2.05.03 | Revaluation reserves | 66,149 | 72,755 |
| 2.05.03.01 | Company assets | 33,570 | 38,976 |
| 2.05.03.02 | Associated company assets | 32,579 | 33,779 |
| 2.05.04 | Income reserves | 0 | 0 |
| 2.05.04.01 | Legal reserves | 0 | 0 |
| 2.05.04.02 | Statutory reserves | 0 | 0 |
| 2.05.04.03 | Contingency reserve | 0 | 0 |
| 2.05.04.04 | Future income reserve | 0 | 0 |
| 2.05.04.05 | Income retention reserve | 0 | 0 |
| 2.05.04.06 | Special reserve for non-distributed dividends | 0 | 0 |
| 2.05.04.07 | Other income reserves | 0 | 0 |
| 2.05.04.07.01 | Capital increase reserve | 0 | 0 |
| 2.05.05 | Retained earnings/accumulated losses | 1,006 | (7,564) |

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

## 3.01 –STATEMENT OF RESULTS (Reais thousand)

| 1. - CODE | 2. - DESCRIPTION | 3. – JULY 1 TO SEPT. 30/03 | 4. - JAN. 1 TO SEPT. 30/03 | 5. – JULY 1 TO SEPT. 30/02 | 6. - JAN. 1 TO SEPT. 30/02 |
|---|---|---|---|---|---|
| 3.01 | Gross revenue from sales of goods and/or services | 107,978 | 292,934 | 84,511 | 239,974 |
| 3.02 | Deductions from gross sales | (20,266) | (56,180) | (13,772) | (38,798) |
| 3.03 | Net revenue from sale of goods and services | 87,712 | 236,754 | 70,739 | 201,176 |
| 3.04 | Cost of goods and/or services sold | (58,226) | (162,497) | (47,286) | (142,176) |
| 3.05 | Gross income | 29,486 | 74,257 | 23,453 | 59,000 |
| 3.06 | Operating expenses/income | (27,273) | (71,797) | (65,423) | (125,393) |
| 3.06.01 | Sales expenses | (19,177) | (53,556) | (15,094) | (41,250) |
| 3.06.01.01 | Freight and transport expenses | (7,418) | (20,680) | (5,889) | (17,017) |
| 3.06.01.02 | Salaries | (4,164) | (12,101) | (4,069) | (11,759) |
| 3.06.01.03 | Advertising and marketing | (3,633) | (10,487) | (2,794) | (6,579) |
| 3.06.01.04 | Consumables | (443) | (1,186) | (213) | (502) |
| 3.06.01.05 | Allowance for doubtful accounts | 5 | (952) | (37) | (266) |
| 3.06.01.06 | Third party services | (2,981) | (6,792) | (1,424) | (3,096) |
| 3.06.01.07 | Depreciation | (33) | (91) | (59) | (244) |
| 3.06.01.08 | Other sales expenses | (510) | (1,267) | (609) | (1,787) |
| 3.06.02 | General and administration | (3,231) | (9,621) | (3,263) | (9,196) |
| 3.06.02.01 | Administrative personnel salaries | (1,307) | (3,822) | (1,579) | (4,670) |
| 3.06.02.02 | Management fees | (768) | (2,069) | (593) | (1,711) |
| 3.06.02.03 | Services | (417) | (1,265) | (376) | (1,083) |
| 3.06.02.04 | Consumables | (65) | (182) | (54) | (158) |
| 3.06.02.05 | Depreciation | (181) | (530) | (157) | (490) |
| 3.06.02.06 | Income taxes | (90) | (329) | (124) | (239) |
| 3.06.02.07 | Travel expenses | (87) | (447) | (108) | (367) |
| 3.06.02.08 | Rent | (42) | (126) | (29) | (91) |
| 3.06.02.09 | Contingency provision | 0 | 0 | 0 | 538 |
| 3.06.02.10 | Other general and administrative expenses | (274) | (851) | (243) | (925) |
| 3.06.03 | Financial | (10,170) | (16,541) | (44,674) | (76,043) |

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 – 86 |

## 3.01 –STATEMENT OF RESULTS (Reais thousand)

| 1. - CODE | 2. - DESCRIPTION | 3. – JULY 1 TO SEPT. 30/03 | 4. - JAN. 1 TO SEPT. 30/03 | 5. – JULY 1 TO SEPT. 30/02 | 6. - JAN. 1 TO SEPT. 30/02 |
|---|---|---|---|---|---|
| 3.06.03.01 | Financial revenue | (1,255) | (3,866) | 6,526 | 12,565 |
| 3.06.03.02 | Financial expenses | (8,915) | (12,675) | (51,200) | (88,608) |
| 3.06.04 | Other operating income | 171 | 429 | (248) | 6,156 |
| 3.06.05 | Other operating expenses | (237) | (2,114) | (114) | (1,258) |
| 3.06.06 | Equity income | 5,371 | 9,606 | (2,030) | (3,802) |
| 3.07 | Operating income | 2,213 | 2,460 | (41,970) | (66,393) |
| 3.08 | Non-operating income | 496 | 366 | 280 | (235) |
| 3.08.01 | Income | 11,712 | 11,747 | 816 | 2,736 |
| 3.08.02 | Expenses | (11,216) | (11,381) | (536) | (2,971) |
| 3.09 | Income before income taxes and social contribution | 2,709 | 2,826 | (41,690) | (66,628) |
| 3.10 | Provision for income taxes and social contribution | (2,356) | (2,865) | 0 | 0 |
| 3.10.1 | Provision for income taxes | (1,731) | (2,205) | 0 | 0 |
| 3.10.2 | Provision for social contribution on income | (625) | (660) | 0 | 0 |
| 3.11 | Deferred income taxes | 1,611 | 1,441 | 13,498 | 26,150 |
| 3.11.01 | Provision for deferred income taxes | 1,184 | 1,161 | 9,924 | 19,480 |
| 3.11.02 | Provision for deferred social contribution | 427 | 280 | 3,574 | 6,670 |
| 3.12 | Statutory participation and contribution | 0 | 0 | 0 | 0 |
| 3.12.01 | Participation | 0 | 0 | 0 | 0 |
| 3.12.02 | Contribution | 0 | 0 | 0 | 0 |
| 3.13 | Reversal of interest on capital stock | 0 | 0 | 0 | 0 |
| 3.15 | Income/loss for period | 1,964 | 1,402 | (28,192) | (40,478) |
| | NUMBER OF SHARES LESS HELD IN TREASURY (000) | 165,447 | 165,447 | 165,447 | 165,447 |
| | EARNINGS PER SHARE | 0.01187 | 0.00847 | | |
| | LOSS PER SHARE | | | (0.17040) | (0.24466) |

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

## 4.01 – NOTES TO FINANCIAL STATEMENTS

### Note 1 – Presentation of the financial statements

The financial statements were prepared in accord with the accounting practices emanating from Brazilian Corporate Legislation, and the instructions and rules of the Brazilian Securities and Exchange Commission (CVM).

The Company is voluntarily presenting statements of cash flow, prepared in accord with NPC20 – Statement of Cash Flow emanating from the IBRACON - Brazilian Institute of Independent Auditors. (See note 17)

***Description of main accounting practices***

a. *Short-term Investments*

Short-term investments were recorded at their cost plus any income incurred up to the balance sheet date and do not exceed their market value.

b. *Allowance for doubtful accounts*

The allowance was constituted in an amount considered sufficient to cover any eventual losses upon the realization of accounts receivable.

c. *Inventory*

Inventory was evaluated at average acquisition or production cost and does not exceed market value.

d. *Non-current Investments*

Investments in subsidiaries were evaluated by the equity method and other investments were recorded at their restated cost.

e. *Property, plant and equipment*

Property, plant and equipment are recorded at their purchase or construction cost plus any revaluation. Depreciation is calculated by the straight-line method at rates taking into consideration the estimated useful life of the asset.

f. *Rights and Obligations*

These are restated at the exchange rates and financial charges under the terms of the current contracts, in a way to reflect the values incurred up to the balance sheet date.

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

g. *Deferred income tax and social contribution*

The deferred income tax and social contribution were calculated on temporary differences, tax losses and the negative base for social contributions at a total rate of 34% and are shown as non-current assets and liabilities, in accord with Note 10.

h. *Revaluation reserve*

These reserves are a result of the Company's own assets and those of the subsidiaries and are being depreciated or written-off against retained earnings. The corresponding deferred income tax and social contribution are classified as non-current liabilities.

## Note 2 – Consolidated financial statement

The consolidated financial statements include the financial statements of S/A Fábrica de Produtos Alimentícios Vigor, and its subsidiaries, as follows:

| | Share % | |
|---|---|---|
| | Sept. 30, 2003 | June 30, 2003 |
| Companhia Leco de Produtos Alimentícios | 80 | 80 |
| Dan Vigor Indústria e Comércio Ltda. (jointly controlled) | 50 | 50 |
| Vigor Limited | 100 | 100 |

***Description of the main consolidation procedures***

a. Elimination of the asset and liability account balances between the consolidated companies.

b. Elimination of the capital, reserve and retained earning participation of the subsidiary companies, and

c. Elimination of the revenue and expense accounts resulting from business between the companies.

d. The valor of minority participation is shown on the financial statements

## Note 3 – Customer accounts receivable

| | Parent | | Consolidated | |
|---|---|---|---|---|
| | Sept. 30/03 | June 30/03 | Sept. 30/03 | June 30/03 |
| Customer accounts receivable | 42,695 | 35,458 | 69,528 | 60,822 |
| Allowance for doubtful accounts | (3,027) | ( 3,149) | (4,093) | ( 4,252) |
| | 39,668 | 32,309 | 65,435 | 56,570 |

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

## 4.01 - NOTES TO FINANCIAL STATEMENTS

### Note 4 – Inventory

| | Parent | | Consolidated | |
|---|---|---|---|---|
| | Sept. 30/03 | June 30/03 | Sept. 30/03 | June 30/03 |
| Finished products | 34,604 | 32,566 | 41,372 | 40,012 |
| Work in progress | - | - | 1,577 | 2,161 |
| Raw material and packaging material | 4,649 | 5,521 | 11,178 | 10,614 |
| Stocks | 2,218 | 2,426 | 4,007 | 4,261 |
| Ongoing imports | 210 | 224 | 210 | 224 |
| | 41,681 | 40,737 | 58,344 | 57,272 |

### Note 5 – Other long-term investments

The value of R$ 16,033 on the consolidated statements refers to a temporary investment abroad in the CRM Inc., which holds a 100% share of the capital of Salvati Foods Inc. that produces and sells conserved food products. This investment is available for sale.

The value of R$ 16,196 on the consolidated statements refers to a short-term investment in securities abroad acquired by Vigor Ltd. to guarantee the syndicated loan due in October 2005 (see Note 8).

### Note 6 – Investments

| | Parent | | Consolidated | |
|---|---|---|---|---|
| | Sept. 30/03 | June 30/03 | Sept. 30/03 | June 30/03 |
| Interest in subsidiaries | 94,072 | 87,035 | - | - |
| Interest in other companies | - | - | 25 | 25 |
| Real estate not in use | 16,977 | 16,977 | 17,177 | 17,177 |
| | 111,049 | 104,012 | 17,202 | 17,202 |

The financial statements of the subsidiary companies were prepared on September 30, 2003 and the criteria used were the same as those used by the parent company, when applicable. Independent auditors reviewed these financial statements.

The main details as to the investments in subsidiaries as of September 30, 2003 are as follows:

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

## 4.01 - NOTES TO FINANCIAL STATEMENTS

### Note 6 – Investments - continued

| | Leco | Dan Vigor | Vigor Limited |
|---|---|---|---|
| Capital stock | 33,700 | 18,351 | - |
| Number of shares/quotas | 145,000 thou | 12,153 thou | - |
| Number of shares/quotas held | 116,000 thou | 6,076 thou | - |
| Class of share/quotas held | Common* | Quotas | Shares |
| Interest in capital | 80% | 50% | 100% |
| Net equity | 101,696 | 9,120 | 8,154 |
| Net income (loss) for period | 8,021 | (5,350) | 4,364 |
| Adjusted investment value | 81,358 | 4,560 | 8,154 |
| Net equity adjustment | 6,417 | (1,175) | 4,364 |

The equity income on the consolidated statement in the value of R$ 1,500 refers to the increase in net equity in the subsidiary Dan Vigor as a result of the incorporation of the accumulated losses, solely by the other partners.

### Note 7 – Transactions between related parties

**a) Parent**

| Assets | Current: Current Accounts | Current: Dividends Receivable | Non-Current: Loans and Current Accounts |
|---|---|---|---|
| Companhia Leco de Produtos Alimentícios | 1,786 | 313 | - |
| DanVigor Indústria e Comércio de Laticínos Ltda | 1,439 | - | - |
| Vigor Limited | - | - | 126,390 |
| | **3,225** | **313** | **126,390** |

| Liabilities | Current: Loans and Financing | Current: Current Accounts | Non-Current: Loans and Financing | Non-Current: Current Accounts |
|---|---|---|---|---|
| Companhia Leco de Produtos Alimentícios | - | 19,059 | - | - |
| DanVigor Indústria e Comércio de Laticínos Ltda | - | 232 | - | - |
| Laticínios Flor da Mata Ltda. | - | 254 | - | - |
| Vigor Limited | 5,870 | - | 129,010 | - |
| CM Indústria e Comércio Ltda. | - | - | - | 20.298 |
| | **5,870** | **19,545** | **129,010** | **20,298** |

| Income | Sales | Purchases | Processing Services | Financial Receipts |
|---|---|---|---|---|
| Companhia Leco de Produtos Alimentícios | 553 | (7,773) | (1,421) | - |
| DanVigor Indústria e Comércio de Laticínos Ltda | 92 | (1,762) | - | - |
| Vigor Limited | - | - | - | (1,333) |
| | **645** | **(9,535)** | **(1,421)** | **(1,333)** |

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

## 4.01 - NOTES TO FINANCIAL STATEMENTS

### Note 7 – Transactions between related parties - continued

The operations with Leco, Dan Vigor and Flor da Nata are substantially a result of raw material loans, purchase and sale of products, processing of several products and loans. These operations are carried out at cost value.

The operations with CM refer to an advance for a future capital increase.

The operations with Vigor Limited is a result of a loan agreement in the value of R$ 126,390 recorded a long-term assets corresponding to US$ 43,234 thousand yielding 9.75% per annum.

The amount of R$ 134,880 recorded as a current liability (R$ 5,870) and a non-current liability (R$ 129,010) corresponds to the equivalent of US$ 44,130 thousand referring to part of the Eurobond issued by the Parent Vigor and acquired by Vigor Limited.

**b) Consolidated**

| **Liabilities** | **Current** | | **Non-current** |
|---|---|---|---|
| | **Current Accounts** | **Supplier s** | **Loans and Current Accounts** |
| CM Indústria e Comércio Ltda. | - | - | 20,298 |
| Laticínios Flor da Nata Ltda. | 254 | | |
| Arla Foods International A/S | - | 111 | 2,505 |
| Arla Foods do Brasil | - | 566 | - |
| | **254** | **677** | **22,803** |

Arla Foods do Brasil and Arla Foods International together with Vigor control Dan Vigor Indústria e Comércio de Laticínios Ltda. The operations carried out with Arla Foods do Brasil and Arla Foods International are a results of sales contracts and transactions.

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

## 4.01 - NOTES TO FINANCIAL STATEMENTS

### *Note 8 – Financings and Loans*

| | Parent | | Consolidated | |
|---|---|---|---|---|
| | **Sept. 30/03** | **June 30/03** | **Sept. 30/03** | **June 30/03** |
| Domestic currency loans: | | | | |
| FINAME - URTJLP + 4% to 5.5% interest per year (monthly amortization) | 213 | 256 | 213 | 256 |
| BNDES FINAME - % interest per year plus TJLP that exceeds 6% per year (monthly amortization) | 14,632 | 14,423 | 14,632 | 14,423 |
| BNDES FINAME - % interest per year plus UMBND index (quarterly amortization) | 7,132 | 6,916 | 7,132 | 6,916 |
| CPR – predetermined interest rate per year of 8.75% | 6,085 | 1,513 | 6,085 | 1,513 |
| Commercial paper 112% of CDI | 19,586 | 16,863 | 19,586 | 16,863 |
| Syndicated loan– interest 100% of CDI + 4% per year (monthly and semi-annual amortization) | 40,746 | 38,171 | 40,746 | 38,171 |
| Working capital guaranteed account – interest rate 100% to 116.75% of CDI | 1,000 | 821 | 1,000 | 1,661 |
| Total loans in domestic currency | 89,394 | 78,963 | 89,394 | 79,803 |
| Foreign currency loans: | | | | |
| Dollar import financing – 2.7% to 3.46% per year (paid in one unique installment at end of contract) | 2,861 | 3,026 | 2,861 | 3,026 |
| US$ 50,000,000 Eurobond plus accrued interest with 10.5% (due October 2005, with semiannual interest payments) | 152,821 | 146,364 | 17,941 | 17,183 |
| US$ 6,500,000 syndicated loan plus accrued interest of 19% per year (due October 2005 with semiannual interest payments) | - | - | 19,671 | 19,269 |
| Working capital loan with principal value of US$ 6,510,150 plus interest of 3.4% to 10% per year (paid in one unique installment at end of contract) | 18,185 | 18,754 | 18,185 | 18,754 |
| Total foreign currency loans | 173,867 | 168,144 | 58,658 | 58,232 |
| **Total loans and financing** | **263,261** | **247,107** | **148,052** | **138,035** |
| Total of loans classified as short-term | 82,654 | 67,348 | 77,453 | 66,349 |
| Total of loans classified as non-current | 180,607 | 179,759 | 70,599 | 71,686 |

The financings in domestic currency come due between October 2003 and October 2008 and those in foreign currency come due between October 2003 and October 2005. Loan Guarantees: chattel mortgages, promissory notes and Director pledges. The company Companhia Leco de Produtos Alimentícios guarantees the Eurobond.

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

## 4.01 – NOTES TO FINANCIAL STATEMENTS

### Note 9 – Contingency provisions

The Company has taken legal actions against the legality of several taxes and labor claims. Provisions have been constituted based on the opinion of the legal counsel and are shown below by nature of action:

| | Parent | | Consolidated | |
|---|---|---|---|---|
| | Sept. 30/03 | June 30/03 | Sept. 30/03 | June 30/03 |
| Taxes | 49,473 | 48,070 | 99,722 | 96,578 |
| Labor and civil | 1,501 | 1,501 | 2,428 | 2,428 |
| | 50,974 | 49,571 | 102,150 | 99,006 |

The Company's major legal actions are:

PIS – Discussion on the unconstitutionality of the contribution. The provisioned values on September 30, 2003 were R$ 12,592 in the Parent Company and R$ 24,293 in the Consolidated Company (R$ 23,907 on June 30, 2003). Legal council believes the chances of loss are probable.

COFINS – The following points are being questioned: a) the increase in the rate of 1%; b) the taxation of other operating income; and c) compensation by the value of public securities owned. The value of the provision on provision on September 30, 2003 was R$ 30,959 in the Parent Company and R$ 59,225 in the Consolidated Company (R$ 56,773 in June 30, 2003). Legal council believes the chance for loss for item (a) in the value of R$ 16,452 in the Parent Company (R$ 26,932 in the consolidated) is probable and for items (b) and (c) R$ 14,507 in the Parent Company (R$ 32,293 in the Consolidated Company) is possible.

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

## 4.01 – NOTES TO FINANCIAL STATEMENTS

### Note 10 – Deferred income tax and social contribution

The deferred income tax and social contribution are recorded in order to reflect the tax effects attributed to the temporary differences between the asset and liability tax base and their respective book value. The Company's Management, based the expectation of future taxable, decided to recognize the deferred tax credits on tax losses and the negative social contribution base, based on an analysis of future profits shown in projections over the next five-year period as approved by Management. The deferred income tax and social contribution are as follows:

| | Parent | | Consolidated | |
|---|---|---|---|---|
| | Sept. 30/03 | June 30/03 | Sept. 30/03 | June 30/03 |
| **Non-current assets:** | | | | |
| Contingency provisions | 12,298 | 11,809 | 22,798 | 21,854 |
| Tax losses to be compensated | 18,724 | 19,469 | 19,967 | 20,712 |
| Negative social contribution base | 9,521 | 9,788 | 10,160 | 10,695 |
| | **40,543** | **41,066** | **52,925** | **53,261** |
| **Non-current liabilities:** | | | | |
| Revaluation reserve | 12,212 | 14,346 | 21,962 | 24,867 |
| | **12,212** | **14,346** | **21,962** | **24,867** |

Estimated realization installments of deferred tax asset:

| | Estimated Value for Realization | |
|---|---|---|
| Year | Tax Loss | Negative CSSL Base |
| 2003 | 912 | 389 |
| 2004 | 6,544 | 2,356 |
| 2005 | 9,791 | 3,525 |
| 2006 | 1,477 | 3,251 |
| Total | 18,724 | 9,521 |

Deferred income tax and social contribution on contingencies depend on the legal rulings of the processes in order to realize the provisioned values.

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

## 4.01 – NOTES TO FINANCIAL STATEMENTS

### Note 11 – Capital stock

There were no changes to the Company's capital stock.

### Note 12 – Realization of the revaluation reserve

| | |
|---|---|
| Realization of revaluation reserve for sale of assets – Company assets | 14,462 |
| Realization of revaluation reserve for depreciation – Company assets | 1,322 |
| Realization of revaluation reserve – subsidiary assets | 1,822 |
| Income tax and social contribution on realization of revaluation reserves | (2,729) |
| Realization of revaluation reserve affect on Shareholders' Equity | 14,877) |

### Note 13 – Share holdings

On September 30, 2003 the fully paid up shares of the Company's capital stock were held as follows:

| | Common | Preferred | Total | %$ |
|---|---|---|---|---|
| Controlling shareholders | 95,948 | 27,624 | 123,572 | 74.69 |
| Minority shareholders | 2 | 41,873 | 41,875 | 25.31 |
| | 95,950 | 69,497 | 165,447 | 100.00 |

### Note 14 – Financial expenses

| | Parent | | Consolidated | |
|---|---|---|---|---|
| | Sept. 30/03 | Sept. 30/02 | Sept. 30/03 | Sept. 30/02 |
| **Financial expenses for loans:** | | | | |
| Exchange variations | (12,867) | 56,816 | (12,867) | 56,816 |
| Interest on bank loans | 15,498 | 12,949 | 13,787 | 12,674 |
| | 2,631 | 69,765 | 920 | 69,490 |
| **Other financial expenses:** | | | | |
| Exchange variations – suppliers | (948) | 9,409 | (948) | 9,640 |
| Interest - suppliers | 107 | 308 | 6,340 | 308 |
| Discounts granted | 2,964 | 2,762 | 2,974 | 2,772 |
| Restatement of tax provisions (NC.) | 4,362 | 4,485 | 6,817 | 8,602 |
| Other expenses | 3,559 | 1,879 | 5,979 | 4,411 |
| | 10,044 | 18,843 | 21,162 | 23,733 |
| **Total financial expenses** | **12,675** | **88,608** | **22,082** | **95,223** |

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

## 4.01 – NOTES TO FINANCIAL STATEMENTS

### Note 15 – Financial instruments

The accounting values, as for example: loan contracts, deferred/recoverable taxes, etc., referring to financial instruments contained on the balance sheet, when compared with the values that could be obtained from their sale in an active market or, in the absence of this, the adjusted net present value based on current market interest rates, substantially approximate their corresponding market values. The Company carried out "swap" operations, using them as "hedges" aimed at protecting the Real value of loans contracted in Dollars.

### Note 16 – Insurance coverage

On September 30, 2003, the Company carried insurance coverage on property, plant and equipment and inventories against fire and diverse risks in a value considered sufficient to cover any eventual losses, based on the opinion of insurance consultants.

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

## 4.01 – NOTES TO FINANCIAL STATEMENTS

### Note 17 – Statement of cash flow

| | Parent | | Consolidated | |
|---|---|---|---|---|
| | Jan. 1/03 to Sept. 30/03 | Jan. 1/02 to Sept. 30/02 | Jan. 1/03 to Sept. 30/03 | Jan. 1/02 to Sept. 30/02 |
| Operating Activities | | | | |
| Net Income | 1,402 | (40,478) | 1,402 | (40,478) |
| - Depreciation | 7,940 | 7,267 | 15,681 | 13,264 |
| - Equity income | (8,106) | 3,802 | - | - |
| - Investment adjustment | (709) | - | - | - |
| - Minority interest | - | - | (1,071) | (3,129) |
| - Gain on sale of assets | (499) | 235 | (780) | 284 |
| - Changes and interest on loans | (13,553) | 96,979 | (5,087) | 74,245 |
| **Sub-total** | **(13,525)** | **67,805** | **10,145** | **44,186** |
| Changes in discounted note receivable | (8,867) | (3,124) | (8,898) | (10,139) |
| Changes in inventories | (6,554) | (5,595) | (1,059) | (5,968) |
| Changes in subsidiaries and assoc. companies | (14,700) | (15,369) | 865 | 11,671 |
| Changes in suppliers | 1,044 | (1,232) | 1,403 | 15,537 |
| Changes in taxes and contributions | (1,413) | (26,554) | (1,395) | (28,714) |
| Changes in other accounts | 9,629 | 3,806 | 13,667 | (7,738) |
| **Changes in working capital** | **(20,861)** | **(48,068)** | **4,583** | **(25,351)** |
| **Net cash generated (used) from operating activities** | **(34,386)** | **19,737** | **14,728** | **18,835** |
| **Investment activities** | | | | |
| Receipts from the sales of non-current assets | 11,737 | 2,771 | 14,272 | 3,837 |
| Capital increase in subsidiary Dan Vigor | (1,600) | - | - | - |
| Purchases of non-current assets | (13,772) | (7,758) | (38,814) | (9,966) |
| Fiscal incentives | - | - | (26) | - |
| Deferred expenses | - | (1,084) | (18) | (2,710) |
| **Net cash used by investment activities** | **(3,635)** | **(6,071)** | **(24,586)** | **(8,839)** |
| **Financing activities** | | | | |
| Loans obtained | 66,744 | 32,537 | 82,768 | 33,319 |
| Capital increase in subsidiary Dan Vigor | - | - | 3,100 | - |
| Loans paid | (29,023) | (47,946) | (79,155) | (48,057) |
| Dividends paid | - | - | (91) | (462) |
| **Net cash generated (used) by investing activity** | **37,721** | **(15,409)** | **6,622** | **(15,200)** |
| **Increase (reduction) in cash** | **(300)** | **(1,743)** | **(3,236)** | **(5,204)** |
| **Cash and equivalent balance** | | | | |
| **At beginning of period** | **6,246** | **9,294** | **11,562** | **14,007** |
| **At end of period** | **5,946** | **7,551** | **8,326** | **8,803** |

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

## 5.01 – COMMENTS ON COMPANY'S QUARTERLY PERFORMANCE

### 1 – Financial Ratios

| | Sept./03 | June/03 |
|---|---|---|
| Balance sheet ratios | | |
| A. - Quick ratio | 0.43 | 0.37 |
| B. - Current ratio | 0.73 | 0.66 |
| C. - Debt to equity | 0.36 | 0.36 |

| Operating ratios | Qtr. Ended Sept./03 | Qtr. Ended Sept./02 |
|---|---|---|
| A. - Gross margin | | |
| Gross income/Net sales revenue | 34.0% | 33.2% |
| B. - Administrative Expenses/Net Sales Revenue | 3.7% | 4.6% |
| C. - Sales Expenses/Net Sales Revenue | 21.9% | 21.3% |
| D. - Net Financial Revenue/Net Sales Revenue | 11.6% | 63.2% |
| E. - Operating Income/Net Sales Revenue | 2.5% | (59.3%) |
| F. - Net Income/Net Sales Revenue | 2.2% | (39.9%) |
| G. - Asset turnover: | | |
| Net Sales Revenue/Average Total Assets | 0.16 | 0.15 |
| H. - Return on assets: | | |
| Net Income/Total Average Assets | 0.35% | (5.90%) |
| I. - Return on equity: | | |
| Net Income/Average Shareholders' Equity | 1.33% | (9.27%) |

### 2. – Comments

The gross margin of 34.0% in the quarter (33.2% in the same quarter in the previous year) increased 2.4% as a result of the increase in sales and reduction of costs. During the quarter, the increase in sales expenses of R$ 4,083 as a result of investments in the sales, marketing and logistics area, the reduction of financial expenses, foreign exchange fluctuations and the positive minority interest influenced the operating result for the quarter by an increase of R$ 1,964 (negatively by R$ 28,192 in the 2002 third quarter).

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

## 5.01 – COMMENTS ON COMPANY'S QUARTERLY PERFORMANCE

### 3. – Human resources

The Company ended the quarter with 1,473 employees compared with 1,425 in the previous quarter.

### 4. – Expectations

In spite of external factors, such as, the monetary and commercial measures undertaken by countries major trade partners with Brazil having provoked fluctuations in the foreign exchanges and share markets, the latest market reactions have been positive. The farm harvest for 2003 has increased and Brazilian agricultural products are becoming more competitive abroad in terms of quality and price. Company Management continued to implement the new commercial management and administrative policies and obtained better performance in the third quarter 2003 and the expectation is for growth throughout the next periods.

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

## 6.01 – CONSOLIDATED BALANCE SHEET – ASSETS (Reais thousand)

| 1. – CODE | 2. – DESCRIPTION | 3.- SEPT. 30/03 | 4.- JUNE 30/03 |
|---|---|---|---|
| 1 | Total assets | 573,783 | 553,806 |
| 1.01 | Current assets | 156,096 | 136,135 |
| 1.01.01 | Cash and equivalents | 8,326 | 4,827 |
| 1.01.01.01 | Cash and banks | 6,722 | 2,483 |
| 1.01.01.02 | Short-term investments | 1,604 | 2,344 |
| 1.01.02 | Credits | 70,554 | 60,458 |
| 1.01.02.01 | Accounts receivable customers | 69,528 | 60,822 |
| 1.01.02.04 | Allowance for doubtful accounts | (4,093) | (4,252) |
| 1.01.02.05 | Other credits | 5,119 | 3,888 |
| 1.01.03 | Inventory | 58,344 | 57,272 |
| 1.01.03.01 | Raw material | 6,109 | 4,382 |
| 1.01.03.02 | Finished Products | 41,372 | 40,012 |
| 1.01.03.03 | Stocks | 9,286 | 10,717 |
| 1.01.03.04 | Goods in process | 1,577 | 2,161 |
| 1.01.04 | Other current assets | 18,872 | 13,578 |
| 1.01.04.01 | Prepaid expenses | 270 | 474 |
| 1.01.04.02 | Income and other taxes recoverable | 18,602 | 13,104 |
| 1.02. | Non-current assets | 106,954 | 111,143 |
| 1.02.01 | Sundry credits | 106,954 | 106,161 |
| 1.02.01.01 | Compulsory deposits and loans | 549 | 549 |
| 1.02.01.02 | Judicial deposits | 17,412 | 17,345 |
| 1.02.01.03 | Deferred income tax and social contribution | 52,925 | 53,261 |
| 1.02.01.04 | Temporary investments abroad | 16,033 | 16,033 |
| 1.02.01.05 | Investment in securities | 16,196 | 15,184 |
| 1.02.01.06 | Taxes recoverable | 0 | 0 |
| 1.02.01.07 | Other | 3,839 | 3,789 |
| 1.02.02 | Credits with related parties | 0 | 4,982 |
| 1.02.02.01 | Credits with affiliates | 0 | 4,982 |
| 1.02.02.02 | Credits with subsidiaries | 0 | 0 |
| 1.02.02.03 | Credits with other associates | 0 | 0 |
| 1.02.03 | Other non-current assets | 0 | 0 |
| 1.03 | Permanent assets | 310,733 | 306,528 |
| 1.03.01 | Investments | 17,202 | 17,202 |
| 1.03.01.01 | Investments in affiliates | 0 | 0 |
| 1.03.01.02 | Investments in subsidiaries | 0 | 0 |
| 1.03.01.03 | Other permanent investments | 17,202 | 17,202 |
| 1.03.01.03.01 | Land and buildings | 17,177 | 17,177 |
| 1.03.01.03.02 | Fiscal incentives | 25 | 25 |

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

## 6.01 – CONSOLIDATED BALANCE SHEET – ASSETS (Reais thousand)

| 1. – CODE | 2. – DESCRIPTION | 3.- SEPT. 30/03 | 4.- JUNE 30/03 |
|---|---|---|---|
| 1.03.02 | Property, plant and equipment | 293,228 | 288,353 |
| 1.03.02.01 | Land | 73,348 | 73,346 |
| 1.03.02.02 | Buildings | 150,969 | 142,645 |
| 1.03.02.03 | Machinery | 33,873 | 35,875 |
| 1.03.02.04 | Installation and equipment | 7,625 | 7,953 |
| 1.03.02.05 | Vehicles | 3,232 | 3,421 |
| 1.03.02.06 | Work in progress | 20,202 | 23,507 |
| 1.03.02.07 | Advances | 220 | 264 |
| 1.03.02.08 | Other property, plant and equipment | 3,759 | 1,342 |
| 1.03.03 | Deferred charges | 303 | 973 |

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 1.116.331/0001 - 86 |

## 6.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (Reais thousand)

| 1. - CODE | 2. - DESCRIPTION | 3.- SEPT. 30/03 | 4.- JUNE 30/03 |
|---|---|---|---|
| 2 | Total liabilities | 573,783 | 553,806 |
| 2.01 | Current liabilities | 174,876 | 157,161 |
| 2.01.01 | Short-term loans and financing | 77,453 | 66,349 |
| 2.01.02 | Debentures | 0 | 0 |
| 2.01.03 | Accounts payable suppliers | 69,593 | 72,218 |
| 2.01.04 | Income and other taxes and contributions | 132,477 | 6,438 |
| 2.01.04.01 | ICMS (state value added tax) payable | 2,018 | 1,579 |
| 2.01.04.02 | PIS (social sales tax) payable | 222 | 104 |
| 2.01.04.03 | COFINS (payroll tax) payable | 1,903 | 773 |
| 2.01.04.04 | Income tax withheld payable | 237 | 236 |
| 2.01.04.05 | Income tax and soc. contrib. provision | 9,014 | 3,570 |
| 2.01.04.06 | Other | 83 | 176 |
| 2.01.05 | Dividends payable | 75 | 82 |
| 2.01.06 | Provisions | 7,270 | 5,675 |
| 2.01.06 01 | Provision for holidays | 4,624 | 4,443 |
| 2.01.06.02 | Provision for 13th month salary | 1,910 | 1,138 |
| 2.01.06.03 | Provision for swap losses | 736 | 94 |
| 2.01.07 | Debts with related parties | 0 | 0 |
| 2.01.08 | Other current liabilities | 7,008 | 6,399 |
| 2.01.08.01 | Salaries and social charges | 1,757 | 1,650 |
| 2.01.08.02 | Debts with associated companies | 254 | 0 |
| 2.01.08.03 | Water, power, rent and freight payable | 2,707 | 2,322 |
| 2.01.08.04 | Other current liabilities | 2,290 | 2,427 |
| 2.02 | Non-current liabilities | 225,834 | 228,648 |
| 2.02.01 | Loans and financing | 70,599 | 71,686 |
| 2.02.02 | Debentures | 0 | 0 |
| 2.02.03 | Provisions | 102,150 | 99,006 |
| 2.02.03.01 | Contingency provision | 102,150 | 99,006 |
| 2.02.04 | Debts with related parties | 22,803 | 25,353 |
| 2.02.04.01 | Advance for capital increase by CM in Vigor | 20,298 | 18,248 |
| 2.02.04.02 | Adv. for cap. inc. by Arla Foods in DanVigor | 0 | 1,600 |
| 2.02.04.03 | Arla Foods | 2,505 | 5,505 |
| 2.02.05 | Other non-current liabilities | 30,282 | 32,603 |
| 2.02.05.02 | Deferred income tax and social contrib. | 21,962 | 24,867 |
| 2.02.05.03 | Purchase of property plant and equipment | 3,411 | 3,721 |
| 2.02.05.04 | Taxes payable | 4,909 | 4,015 |
| 2.02.05.05 | Other | 0 | 0 |
| 2.03 | Future income | 0 | 0 |

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

## 6.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (Reais thousand)

| 1. - CODE | 2. - DESCRIPTION | 3.- SEPT. 30/03 | 4.- JUNE 30/03 |
|---|---|---|---|
| 2.04 | Minority interest | 24,898 | 21,786 |
| 2.05 | Shareholders' equity | 148,175 | 146,211 |
| 2.05.01 | Paid in capital | 81,000 | 81,000 |
| 2.05.01.01 | Capital subscribed | 81,000 | 81,000 |
| 2.05.02 | Capital reserves | 20 | 20 |
| 2.05.02.01 | Monetary correction of capital | 0 | 0 |
| 2.05.02.02 | Fiscal incentive reserve | 20 | 20 |
| 2.05.03 | Revaluation reserves | 66,149 | 72,755 |
| 2.05.03.01 | Company assets | 66,149 | 72,755 |
| 2.05.03.02 | Affiliated company assets | 0 | 0 |
| 2.05.04 | Income reserves | 0 | 0 |
| 2.05.04.01 | Legal reserves | 0 | 0 |
| 2.05.04.02 | Statutory reserves | 0 | 0 |
| 2.05.04.03 | Contingency reserve | 0 | 0 |
| 2.05.04.04 | Future income reserve | 0 | 0 |
| 2.05.04.05 | Income retention reserve | 0 | 0 |
| 2.05.04.06 | Special reserve for non-distributed divids | 0 | 0 |
| 2.05.04.07 | Other income reserves | 0 | 0 |
| 2.05.04.07.01 | Capital increase reserve | 0 | 0 |
| 2.05.05 | Retained earnings/accumulated losses | 1,006 | (7,564) |

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

## 7.01 – CONSOLIDATED STATEMENT OF RESULTS (Reais thousand)

| 1. - CODE | 2. - DESCRIPTION | 3. – JULY 1 TO SEPT. 30/03 | 4. - JAN. 1 TO SEPT. 30/03 | 5. – JULY 1 TO SEPT. 30/02 | 6. - JAN. 1 TO SEPT. 30/02 |
|---|---|---|---|---|---|
| 3.01 | Gross revenue from sales of goods and/or services | 184,839 | 515,165 | 151,776 | 415,458 |
| 3.02 | Deductions from gross sales | (32,608) | (91,889) | (26,069) | (68,169) |
| 3.03 | Net revenue from sale of goods and services | 152,231 | 423,276 | 125,707 | 347,289 |
| 3.04 | Cost of goods and/or services sold | (98,297) | (289,335) | (90,780) | (256,302) |
| 3.05 | Gross income | 53,934 | 133,941 | 34,927 | 90,987 |
| 3.06 | Operating expenses/income | (49,535) | (128,494) | (78,707) | (160,635) |
| 3.06.01 | Sales expenses | (31,280) | (87,316) | (25,556) | (68,560) |
| 3.06.01.01 | Freight and transport expenses | (11,486) | (31,629) | (8,997) | (25,404) |
| 3.06.01.02 | Personnel Salaries | (6,309) | (18,935) | (6,071) | (16,908) |
| 3.06.01.03 | Advertising and marketing | (7,564) | (21,220) | (5,461) | (13,755) |
| 3.06.01.04 | Consumables | (458) | (1,267) | (228) | (542) |
| 3.06.01.05 | Allowance for doubtful accounts | 5 | (952) | (45) | (320) |
| 3.06.01.06 | Third party services | (3,332) | (7,330) | (3,189) | (7,209) |
| 3.06.01.07 | Depreciation | (41) | (116) | (183) | (528) |
| 3.06.01.08 | Other sales expenses | (2,095) | (5,867) | (1,382) | (3,894) |
| 3.06.02 | General and administration | (5,773) | (17,692) | (5,664) | (15,903) |
| 3.06.02.01 | Administrative personnel salaries | (2,088) | (6,274) | (2,320) | (6,688) |
| 3.06.02.02 | Fees | (1,109) | (3,020) | (887) | (2,486) |
| 3.06.02.03 | Services | (890) | (2,701) | (935) | (2,815) |
| 3.06.02.04 | Consumables | (121) | (390) | (152) | (431) |
| 3.06.02.05 | Depreciation | (427) | (1,279) | (312) | (955) |
| 3.06.02.06 | Income and other taxes | (298) | (1,153) | (229) | (628) |
| 3.06.02.07 | Travel expenses | (94) | (525) | (114) | (381) |
| 3.06.02.08 | Rent | (69) | (256) | (35) | (109) |
| 3.06.02.09 | Contingency provision | 0 | 0 | 0 | 630 |
| 3.06.02.10 | Other general and administrative expenses | (677) | (2,094) | (680) | (2,040) |
| 3.06.03 | Financial | (13,601) | (22,910) | (46,386) | (81,914) |

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

## 7.01 – CONSOLIDATED STATEMENT OF RESULTS (Reais thousand)

| 1. - CODE | 2. - DESCRIPTION | 3. – JULY 1 TO SEPT. 30/03 | 4. - JAN. 1 TO SEPT. 30/03 | 5. – JULY 1 TO SEPT. 30/02 | 6. - JAN. 1 TO SEPT. 30/02 |
|---|---|---|---|---|---|
| 3.06.03.01 | Financial income | (361) | (828) | 6,722 | 13,309 |
| 3.06.03.02 | Financial expenses | (13,240) | (22,082) | (53,108) | (95,223) |
| 3.06.04 | Other operating income | 112 | 760 | (495) | 7,489 |
| 3.06.05 | Other operating expenses | (493) | (2,836) | (606) | (1,747) |
| 3.06.06 | Equity income | 1,500 | 1,500 | 0 | 0 |
| 3.07 | Operating income | 4,399 | 5,447 | (43,780) | (69,648) |
| 3.08 | Non-operating income | 450 | 281 | 66 | (284) |
| 3.08.01 | Income | 11,777 | 11,929 | 823 | 3,874 |
| 3.08.02 | Expenses | (11,327) | (11,648) | (757) | (4,158) |
| 3.09 | Income before income taxes and social contribution | 4,849 | 5,728 | (43,714) | (69,932) |
| 3.10 | Provision for income tax and social contribution | (5,711) | (9,517) | (1,396) | (2,165) |
| 3.10.01 | Provision for income tax | (4,195) | (7,180) | (1,331) | (1,963) |
| 3.10.02 | Provision for social contribution | (1,516) | (2,337) | (65) | (202) |
| 3.11 | Deferred income tax | 2,837 | 4,120 | 14,976 | 28,490 |
| 3.11.01 | Provision for deferred income tax | 2,089 | 3,229 | 11,317 | 21,576 |
| 3.11.02 | Provision for deferred social contribution | 748 | 891 | 3,659 | 6,914 |
| 3.12 | Statutory participation and contribution | 0 | 0 | 0 | 0 |
| 3.12.01 | Participation | 0 | 0 | 0 | 0 |
| 3.12.02 | Contribution | 0 | 0 | 0 | 0 |
| 3.13 | Reversal of interest on capital stock | 0 | 0 | 0 | 0 |
| 3.14 | Minority interest | (11) | 1,071 | 1,942 | 3,129 |
| 3.15 | Income/loss for period | 1,964 | 1,402 | (28,192) | (40,478) |
| | NUMBER OF SHARES LESS HELD IN TREASURY (000) | 165,447 | 165,447 | 165,447 | 165,447 |
| | EARNINGS PER SHARE | 0.01187 | 0.00847 | | |
| | LOSS PER SHARE | | | (0.17040) | (0.24466) |

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

## 8.01 – COMMENT ON CONSOLIDATED QUARTERLY PERFORMANCE

| 1 – Financial Ratios | **Sept./03** | **June/03** |
|---|---|---|
| Balance sheet ratios | | |
| A. - Quick ratio | 0.56 | 0.50 |
| B. - Current ratio | 0.89 | 0.87 |
| C. - Debt to equity | 0.43 | 0.44 |

| Operating ratios | **Qtr. Ended Sept./03** | **Qtr. Ended Sept.02** |
|---|---|---|
| A. - Gross margin | | |
| Gross income/Net sales revenue | 35.4% | 27.8% |
| B. - Administrative Expenses/Net Sales Revenue | 3.8% | 4.5% |
| C - Sales Expenses/Net Sales Revenue | 20.5% | 20.3% |
| D. - Net Financial Revenue/Net Sales Revenue | 8.9% | 37.0% |
| E. - Operating Income/Net Sales Revenue | 2.9% | (34.8%) |
| F. - Net Income/Net Sales Revenue | 1.3% | (22.4%) |
| G. - Asset turnover: | | |
| Net Sales Revenue/Average Total Assets | 0.27 | 0.25 |
| H. - Return on assets: | | (5.53%) |
| Net Income/Total Average Assets | 0.35% | |
| I. - Return on equity: | | |
| Net Income/Average Shareholders' Equity | 1.33% | (18.55%) |

During the quarter, consolidated net operating income reached R$ 152,231 (R$ 125,707 in third quarter of 2002) an increase of R$ 26,524 due to the increased sale of milk by-products and fats.

Consolidated sales expenses for the quarter were R$ 31,280 (R$ 25,556 in the third quarter of 2002) an increase of R$ 5,724 as a result of marketing and logistic expenses

Net financial expenses in the quarter reached the value of R$ 13,601 (R$46,386 in the third quarter of 2002) a reduction of R$ 32,785 provoked mainly by the fluctuation in foreign exchange

| **EBITDA** | **Quarter ended** | | **Accumulated** | |
|---|---|---|---|---|
| | **Sept. 30, 2003** | **Sept. 30, 2002** | **Sept. 30, 2003** | **Sept. 30, 2002** |
| Operating income | 4,399 | (43,780) | 5,447 | (69,648) |
| Financial expenses | 13,240 | 53,108 | 22,082 | 95,223 |
| Financial revenue | 361 | (6,722) | 828 | (13,309) |
| **EBIT** | **18,000** | **2,606** | **28,357** | **12,266** |
| Depreciation/amortization | 4,963 | 4,308 | 15,681 | 12,814 |
| **EBITDA** | **22,963** | **6,914** | **44,038** | **25,080** |

Considering the expectations for the Company and its subsidiaries, Leco and Dan Vigor, the consolidated results should improve over the next quarters.

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

## 9.01 – INTEREST IN SUBSIDIARIES AND/OR AFFILIATES

| 1 – ITEM | 2. – NAME | 3. – CNPJ | 4. - CLASSIFICATION | 5. – % IN INVESTED CAPITAL | 6. – % NET EQUITY IN INVESTMENT |
|---|---|---|---|---|---|
| 7 – TYPE OF COMPANY | | 8. – NUMBER OF SHARES HELD IN CURRENT QUARTER (THOU) | | 9. – NUMBER OF SHARES HELD IN PAST QUARTER (THOU) | |
| 01 | CIA LECO DE PRODUTOS ALIMENTÍCIOS | 60.434.487/0001-42 | Open subsidiary | 80.00 | 54.91 |
| Corporation: commercial, manufacturing, other | | 116,000 | | 116,000 | |
| | DAN VIGOR INDÚSTRIA E COMÉRCIO LTDA. | 55.566.871/0001-69 | Closed subsidiary | 50.00 | 3.08 |
| Corporation: commercial, manufacturing, other | | 6,076 | | 6,076 | |

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

## 15.01 INVESTMENT PROJECTS

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

## 16.01 OTHER INFORMATION THAT THE COMPANY CONSIDERS MATERIAL

## 1) CORPORATE GOVERNANCE LEVEL I.

On October 4, 2001, Vigor became part of the **Bovespa Corporate Governance Level I**. As a consequence Vigor became part of the IGC – Corporate Governance Index. This voluntary initiative characterizes the Company as offering more transparency to domestic and international investors certifying its commitment to the market.

## 2) SHARE HOLDINGS

| | Share Position on September 30, 2003 (Units) | | | |
|---|---|---|---|---|
| | Common | Preferred | Total | % |
| Controlling shareholders | 95,948,042 | 27,624,474 | 123,572,516 | 74.69 |
| In circulation | 2,000 | 41,872,573 | 41,874.573 | 25.31 |
| Total | 95,950,042 | 69,497,047 | 165,447,089 | 100.00 |

## 3) SHAREHOLDINGS OF SHAREHOLDERS WITH MORE THAT 5% OF VOTING CAPITAL ON SEPTEMBER 30, 2003

**S/A FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR**

| NAME / CORPORATE NAME | COMMON SHARES | % | PREFERRED SHARES | % |
|---|---|---|---|---|
| CM INDÚSTRIA E COMÉRCIO LTDA | 94,208,624 | 98.19 | 27,624,474 | 39.75 |
| OTHERS | 1,741,418 | 1.81 | 41,872,573 | 60.25 |
| TOTAL | 95,950,042 | 100.00 | 69,497,047 | 100.00 |

**CM INDÚSTRIA E COMÉRCIO LTDA**

| NAME / CORPORATE NAME | QUOTAS | % |
|---|---|---|
| CARLOS ALBERTO MANSUR | 64,590,000 | 100.00 |
| OTHERS | 180 | 0.00 |
| TOTAL | 64,590,180 | 100.00 |

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

## 16.01 OTHER INFORMATION THAT THE COMPANY CONSIDERS MATERIAL

## 4) COMPANY SHARES HELD BY MANAGEMENT AND CONTROLLING SHAREHOLDERS

| | Share Position on September 30, 2003 (Units) | | | |
|---|---|---|---|---|
| | Common | Preferred | Total | % |
| Controlling shareholders | 95,948,042 | 27,624,474 | 123,572,516 | 74.690 |
| Members of Administrative Board | - | 2,000 | 2,000 | 0.001 |
| Members of Fiscal Council | - | - | - | - |
| Directors (management) | - | 1,800 | 1,800 | 0.001 |
| Total | 95,948,042 | 27,628,274 | 123,576,316 | 74.692 |

| | Share Position on September 30, 2002 (Units) | | | |
|---|---|---|---|---|
| | Common | Preferred | Total | % |
| Controlling shareholders | 95,948,042 | 27,624,474 | 123,572,516 | 74.690 |
| Members of Administrative Board | - | 2,000 | 2,000 | 0.001 |
| Members of Fiscal Council | - | - | - | - |
| Directors (management) | - | 1,800 | 1,800 | 0.001 |
| Total | 95,948,042 | 27,628,274 | 123,576,316 | 74.692 |

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

## 17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

A free translation from Portuguese into English of the Special Review of the Independent Auditors on the Quarterly Information Report of S/A FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR prepared in Brazilian Reais and in conformity with the auditing principles generally accepted in Brazil.

To the:
Management and Shareholders
S/A Fábrica de Produtos Alimentícios Vigor
São Paulo – SP

1. We carried out a special review of the Quarterly Information Report (ITR) of S/A FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR for the quarter ended September 30, 2003, including the balance sheet, statement of results of operations and report of performance and the relevant information, prepared in accord with the accounting practices adopted in Brazil

2. Our special review was carried out in accord with the specific standards established by the Brazilian Accountants Institute (Instituto Brasileiro de Contadores – IBRACON), in conjunction with the Federal Accounting Council (Conselho Federal de Contabilidade), and consists, mainly, in a) questioning and discussion with the managers responsible for the accounting, financial and operating areas of the Company, as to the main criteria used for the preparation of the Quarterly Information and b) review of the information and subsequent events that have or could have a significant effect on the Company's financial situation and operations.

3. Based on our special review, we are not aware of any relevant modifications that should be made to the Quarterly Information Report referred to above, so that they conform to the accounting practices emanating from the standards issued by the Brazilian Securities Commission (CVM), specifically applicable for the preparation of the obligatory Quarterly Information Report.

4. The statement of cash flows for the quarter ended September 30, 2003 represents complementary information to the Quarterly Information Report and is for the purpose of making possible further analysis. This complementary information was submitted to the same review procedures as applied to the Quarterly Information Report.

5. As mentioned in Note 10, the Company has long-term tax credits on its books related to deferred income tax and social contributions currently under legal discussion, and temporarily not deductible for tax purposes, for tax loses and the negative calculation base for social contributions. The realization of these credits depends on the generation of the taxable income.

São Paulo November 12, 2003

| | |
|---|---|
| BOUCINHAS & CAMPOS + SOTECONTI<br>Auditores Independentes S/C<br>CRC-2SP 005528/O-2 | João Paulo Antonio Pompeu Conti<br>Accountant<br>CRC-1SP 057611/O-0 |

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

## 18.01 – STATEMENT OF RESULTS OF THE SUBSIDIARY/AFFILIATED (Reais thousand)

| 1. – CODE | 2. – DESCRIPTION | 3. – JULY 1 TO SEPT. 30/03 | 4. - JAN. 1 TO SEPT. 30/03 | 5. – JULY 1 TO SEPT. 30/02 | 6. - JAN. 1 TO SEPT. 30/02 |
|---|---|---|---|---|---|
| 3.01 | Gross revenue from sales of goods and/or services | 5,641 | 19,229 | 9,330 | 29,147 |
| 3.02 | Deductions from gross sales | (1,731) | (6,690) | (4,335) | (9,765) |
| 3.03 | Net revenue from sale of goods and services | 3,910 | 12,539 | 4,995 | 19,382 |
| 3.04 | Cost of goods and/or services sold | (3,468) | (11,666) | (4,603) | (16,038) |
| 3.05 | Gross income | 442 | 873 | 392 | 3,344 |
| 3.06 | Operating expenses/income | (1,864) | (5,857) | (4,087) | (8,965) |
| 3.06.01 | Sales expenses | (1,474) | (4,859) | (2,886) | (6,285) |
| 3.06.01.01 | Freight and trucking | (172) | (588) | (284) | (619) |
| 3.06.01.02 | Personnel expenses | (49) | (837) | (261) | (568) |
| 3.06.01.03 | Advertising and marketing | (58) | (189) | (400) | (871) |
| 3.06.01.05 | Third party services | (311) | (469) | (1,648) | (3,589) |
| 3.06.01.06 | Others | (884) | (2,776) | (293) | (638) |
| 3.06.02 | General and administration | (312) | (1,049) | (416) | (1,275) |
| 3.06.02.01 | Administrative salaries | (133) | (496) | (193) | (592) |
| 3.06.02.03 | Professional services | (68) | (128) | (122) | (374) |
| 3.06.02.20 | Other expenses | (111) | (425) | (101) | (309) |
| 3.06.03 | Financial | (73) | (144) | (785) | (1,407) |
| 3.06.03.01 | Financial income | 24 | 177 | 128 | 232 |
| 3.06.03.02 | Financial expenses | (97) | (321) | (913) | (1,639) |
| 3.06.04 | Other operating income | (5) | 195 | 0 | 2 |
| 3.06.05 | Other operating expenses | 0 | 0 | 0 | 0 |
| 3.06.06 | Equity income | 0 | 0 | 0 | 0 |

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

## 18.01 – STATEMENT OF RESULTS OF THE SUBSIDIARY/AFFILIATED (Reais thousand)

| 1. - CODE | 2. - DESCRIPTION | 3. – JULY 1 TO SEPT. 30/03 | 4. - JAN. 1 TO SEPT. 30/03 | 5. – JULY 1 TO SEPT. 30/02 | 6. - JAN. 1 TO SEPT. 30/02 |
|---|---|---|---|---|---|
| 3.07 | Operating income | (1,422) | (4,984) | (3,695) | (5,621) |
| 3.08 | Non-operating income | (242) | (366) | (131) | (189) |
| 3.08.01 | Income | (131) | (99) | 0 | 1 |
| 3.08.02 | Expenses | (111) | (267) | (131) | (190) |
| 3.09 | Income before income taxes and social contribution | (1,664) | (5,350) | (3,826) | (5,810) |
| 3.10 | Provision for income tax and social contribution | 0 | 0 | 0 | 0 |
| 3.10.01 | Provision for income | 0 | 0 | 0 | 0 |
| 3.10.02 | Provision for social contribution | 0 | 0 | 0 | 0 |
| 3.11 | Deferred income tax | 0 | 0 | 0 | 0 |
| 3.12 | Statutory participation and contribution | 0 | 0 | 0 | 0 |
| 3.12.01 | Participation | 0 | 0 | 0 | 0 |
| 3.12.02 | Contribution | 0 | 0 | 0 | 0 |
| 3.13 | Reversal of interest on capital stock | 0 | 0 | 0 | 0 |
| 3.15 | Income/loss for period | (1,664) | (5,350) | (3,826) | (5,810) |
| | NUMBER OF SHARES LESS HELD IN TREASURY (000) | 12,153 | 12,153 | 12,153 | 12,153 |
| | EARNINGS PER SHARE | | | | |
| | LOSS PER SHARE | (0,13692) | (0,44022) | (0.31482) | (0.47807) |

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

## 18.02 – COMMENT ON PERFORMANCE OF SUBSIDIARY/AFFILIATE

**Subsidiary/Affiliate: DAN VIGOR INDÚSTRIA E COMÉRCIO LTDA.**

Gross income for the quarter was R$ 442 (R$ 392 in the third quarter of 2002) an increase of 12.8%.

The number of persons employed directly was 80 (172 in the third quarter of 2002).

Starting on November 1, 2002 the logistic operations began to be made in conjunction with the Parent Vigor, with the objective of reducing subsidiary expenses.

The 3rd quarter results reflect adjustments in the change of the policy adopted by the Company. The Company expects performance to improve over the next few periods.

## 1.01 – IDENTIFICATION

| 1. – CVM CODE | 2. – CORPORATE NAME | 3. – CNPJ |
|---|---|---|
| 01022-7 | SA FÁBRICA PROD. ALIMCS VIGOR | 61.116.331/0001 - 86 |

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